OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

March 27, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer International Value Fund
(SEC File No. 33-34720)

Dear Ms. Lithotomos:

We have reviewed your comments, received on March 13, 2013, to Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Value Fund (the “Fund”), filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1. Please remove the word “voluntary” from the fee table footnote discussing the Fund’s waivers and use the word “contractual.”

The Fund has made the requested changes. The Fund notes that its arrangements to waive fees and/or limit expenses are made pursuant to an oral contract with the Board, and that there is no written agreement of these arrangements. The Fund notes that neither Form N-1A nor the Summary Prospectus Adopting Release (IC-28584) requires these arrangements to be pursuant to a written agreement. The Fund believes the use of the word “contractual” is broad enough to apply to its oral contract to waive fees and/or limit expenses, as disclosed in the Fund’s prospectus.

2. Please explain if there is a merger of Class B shares into Oppenheimer Money Market Fund..

Class B shares are closed to new purchases. Investors who previously had selected Class B shares for purchase, such as through an automatic investment option, will not be permitted to purchase Class B shares any longer. As disclosed in the Fund’s prospectus, such investors, if they do not select a different share class, will have their purchase orders placed with Oppenheimer Money Market Fund. Investors are encouraged to select a different Class other than Class B shares. Class B shares of the Fund are not merging into and with Oppenheimer Money Market Fund.

3. Please confirm if the Fund has any Acquired Fund Fees and Expenses which should be disclosed in its fee table, as the Fund discloses it may invest its free cash balances in Oppenheimer Institutional Money Market Fund.

The Fund confirms that it would not be required to disclose any Acquired Fund Fees and Expenses, as such amounts are less than 0.01% of its average net assets.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi
Vice President & Associate Counsel
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi
Edward Gizzi
Vice President & Associate Counsel
Tel.: 212.323.4091

cc:	Kramer Levin Naftalis & Frankel LLP
KPMG LLP
Lori E. Bostrom, Esq.
Gloria LaFond